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ABEL ARAYA abel.araya@dechert.com +1 212 649 8788 Direct +1 212 698 3599 Fax

July 22, 2024

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)
SEC File Nos. 033-17619 and 811-05349
Post-Effective Amendment No. 907 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Brenden Carroll and me during a telephonic discussion on June 28, 2024, with respect to your review of Post-Effective Amendment No. 907 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on May 22, 2024. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to Goldman Sachs Emerging Markets Credit Fund (formerly, Goldman Sachs Local Emerging Markets Debt Fund), Goldman Sachs Short Duration High Yield Fund (formerly, Goldman Sachs Long Short Credit Strategies Fund), Goldman Sachs Dynamic Bond Fund (formerly, Goldman Sachs Strategic Income Fund) and Goldman Sachs Bond Fund (each, a “Fund” and, collectively, the “Funds”), each a series of the Registrant, for the purpose of receiving the SEC’s review of changes to the respective investment strategies of each Fund, which could be construed as material. We have reproduced your comments below, followed by the Registrant’s responses.

Prospectuses

1.

Comment: Please confirm that the “Other Expenses” limitation described in the footnote to the “Annual Fund Operating Expenses” table in the “Goldman Sachs Bond Fund–Summary–Fees and Expenses of the Fund” section of the Fund’s Prospectuses will be in effect for at least one year from the effective date of the Prospectuses or remove this footnote.

Response: The Registrant confirms that the “Other Expenses” limitation described in the above comment will be in effect for at least one year from the effective date of the Prospectuses.

2.

Comment: In the first paragraph in the “Goldman Sachs Bond Fund–Summary–Principal Strategy” section of the Fund’s Prospectuses, the third to last sentence states that the Fund “may invest up to 15% of its total assets measured at the time of purchase (“Total Assets”) in sovereign and corporate debt securities and other instruments of issuers in emerging market countries (“emerging countries debt”).” Please disclose how the Fund defines what constitutes an “emerging market” in the Fund’s Summary Prospectuses.

Response: The Registrant notes that the “Risks of Emerging Countries” disclosure in Appendix A to the Fund’s Prospectuses defines “emerging market countries” as including, but not being limited to, the countries considered to be developing by the World Bank and describes in general terms the geographical regions in which emerging markets are located. In contrast to a fund that discloses a specified target allocation of its portfolio to emerging country securities and/or instruments, the Fund does not believe it is additive to describe with specificity in the Fund’s Summary Prospectuses the Fund’s criteria for determining what constitutes an emerging market country. As such, the Fund respectfully declines to add the requested disclosure.

3.

Comment: The Staff notes that risk disclosure pertaining to municipal securities and sovereign default was removed from the “Goldman Sachs Bond Fund–Summary–Principal Risks of the Fund” section of the Fund’s Prospectuses. However, the Fund’s principal investment strategy indicates that the Fund may invest in both municipal securities and sovereign debt securities. Please include such risk disclosure in the “Goldman Sachs Bond Fund–Summary–Principal Risks of the Fund” section of the Fund’s Prospectuses or supplementally explain why it is appropriate to not include such risk disclosure.

Response: The Registrant notes that no changes were made in the Amendment to risk disclosure pertaining to municipal securities or sovereign default in the “Goldman Sachs Bond Fund–Summary–Principal Risks of the Fund” section of the Fund’s Prospectuses. The Registrant also notes that municipal securities risk and sovereign default risk are both listed as “additional risks” of the Fund in the “Risks of the Funds” section of the Fund’s Prospectuses in the Amendment. Furthermore, the Registrant notes that investments in municipal debt obligations and sovereign debt obligations only constituted 1.2% and 0.7%, respectively, of the Fund’s net assets as of March 31, 2024.

With respect to municipal debt obligations the Registrant notes that, as the Fund does not expect a material change in the allocation level in the year to come, the Fund’s current principal risk disclosure adequately addresses the risks associated with the Fund’s expected investments. Although the Fund’s exposure to sovereign debt obligations may fluctuate over time, the vast majority of this exposure is expected to be in U.S. Treasury bonds, the risks of which are already captured under “U.S. Government Securities Risk” in the “Goldman Sachs Bond Fund–Summary–Principal Risks of the Fund” section of the Fund’s Prospectuses.

4.

Comment: In the third to last paragraph in the “Goldman Sachs Dynamic Bond Fund–Summary–Principal Strategy” section of the Fund’s Prospectuses, the first sentence states that “‘Dynamic’ in the Fund’s name means that the Fund implements a flexible bond strategy that invests tactically across the global fixed income universe.” Please clarify what is meant by “flexible.” For example, does it refer to duration or maturity?

Response: By “flexible” the Fund means that it may invest in securities that vary with respect to sector, quality, and maturity across the global fixed income universe in seeking to achieve its investment objective. The Registrant notes that the Fund’s “unconstrained” strategy is further described in the first paragraph under the “Goldman Sachs Dynamic Bond Fund–Summary–Principal Risks of the Fund” section of the Fund’s Prospectuses.

5.

Comment: The first sentence in the “Goldman Sachs Emerging Markets Credit Fund–Summary–Principal Strategy” section of the Fund’s Prospectuses states that the “Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) (“Net Assets”) in corporate, quasi-sovereign, and sovereign debt securities and other instruments of issuers in emerging market countries.” Please clarify whether the “other instruments” described in this sentence will be debt or credit based.

Response: The Registrant confirms that the reference to “other instruments” in the Fund’s 80% investment policy refers to securities and instruments with similar economic exposure to those securities specifically mentioned in the 80% investment policy.

6.

Comment: The last sentence of the third paragraph in the “Goldman Sachs Short Duration High Yield Fund–Summary–Principal Strategy” section of the Fund’s Prospectuses states that the “Fund may also seek to obtain exposure to fixed income investments through investments in affiliated or unaffiliated investment companies, including exchange-traded funds (‘ETFs’).” Please confirm that acquired fund fees and expenses do not exceed one basis point. To the extent they do, please include acquired fund fees and expenses as a line item in the Fund’s “Annual Fund Operating Expenses” table.

Response: The Registrant confirms that it will include acquired fund fees and expenses as a line item in the Fund’s “Annual Fund Operating Expenses” table.

7.

Comment: The third sentence of the fourth paragraph in the “Goldman Sachs Short Duration High Yield Fund–Summary–Principal Strategy” section of the Fund’s Prospectuses states that the “Fund’s target duration range under normal interest rate conditions is expected to approximate that of the Bloomberg US High Yield Ba/B 1-5 Year Total Return USD Index, plus or minus 2 years, and over the last five years ended [June 30, 2024], the duration of this index has ranged between [ ] and [ ] years.” Please provide the completed sentence with your response and note that the Staff may have additional comments upon receiving the same.

Response: The Fund’s target duration range under normal interest rate conditions is expected to approximate that of the Bloomberg US High Yield Ba/B 1-5 Year Total Return USD Index, plus or minus 2 years, and over the last five years ended June 30, 2024, the duration of this index has ranged between 1.6 and 2.7 years.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.649.8788 if you wish to discuss this correspondence further.

Sincerely,

/s/ Abel Araya

Abel Araya

cc:	Robert Griffith, Goldman Sachs Asset Management
Curtis Tate, Goldman Sachs Asset Management
Esther Lee, Goldman Sachs Asset Management
Brenden P. Carroll, Dechert LLP